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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PLAN B INVESTMENTS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4512 ON CLYBOURN AVE, SUITE 100
(No. and Street)

BURBANK	**CA**	**91505**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN OMALLEY **626-714-7499**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN OMALLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PLAN B INVESTMENTS, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Acknowledgement

Signature

PRESIDENT

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA
JURAT CERTIFICATE

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 13th day of March, 2020, by Martin Omalley,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

ALEXI BLANCO
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2289021
LOS ANGELES COUNTY
My Comm. Exp. May 18, 2023

[signature]
Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

____
(Title of document)

Number of Pages _____(Including jurat)

Document Date ____________

____
(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

- [ ] Individual
- [ ] Corporate Officer
- [ ] Partner
- [ ] Attorney-In-Fact
- [ ] Trustee
- [ ] Other: ____________

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Plan B Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plan B Investments, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan B Investments, Inc.'s management. Our responsibility is to express an opinion on Plan B Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plan B Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Plan B Investments, Inc.'s financial statements. The supplemental information is the responsibility of Plan B Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Plan B Investments, Inc.'s auditor since 2019.

Maitland, Florida

March 13, 2020

Plan B Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

Opinion

Plan B Investments, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$89,280
Accounts receivable	38,177
Property and equipment, at cost, net of Accumulated depreciation of $9,601	0
Prepaid Expenses	4,460
Total Assets	$131,917

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$344
Credit Card Payable	4,912
Payroll Liabilities	160
Total liabilities	5,416
Shareholder's equity	
Common stock -authorized, issued and outstanding 1,000 shares without value per share	25,000
Contributed Capital	11,182
Retained earnings	90,319
Total shareholder's equity	126,501
Total liabilities and shareholder's equity	**$131,917**

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Income
For the Year Ended December 31, 2019

Revenues	
Commission income	$81,728
RIA income	222,043
Total revenue	**303,771**
Expenses	
Advertising/Promotions	9,062
Auto Expense	7,482
Charitable Contributions	984
Consulting Fees	735
Depreciation	30
Dues and Subscriptions	2,278
Equipment Lease	0
Insurance	5,724
License & Permits	4,522
Office Supplies & Expenses	14,916
Payroll Expense	134,745
Payroll Tax Expense	10,630
Postage & Delivery	3,212
Professional Fees	15,643
Rent	3,804
Telephone	7,991
Travel & Entertainment	3,532
Miscellaneous	5,112
Total expenses	**230,402**
Net income before income tax provision	73,369
Income tax provision	(800)
Net Income	**$72,569**

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2018	$25,000	$93,933	$118,933
Capital Distribution		($65,000)	($65,000)
Net Income		$72,569	$72,569
Balance, December 31, 2019	$25,000	$101,502	$126,502

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net Income	$72,569
Depreciation Expense	30
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in accounts receivable	3,987
Increase in prepaid expenses	(4,460)
Decrease in undeposited funds	2,444
Decrease in security deposit	320
Decrease in accounts payable	(2,109)
Increase in credit card payable	1,793
Increase in payroll liability	91
Net cash provided by operating activities:	74,665
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Capital Distribution	(65,000)
Net cash used by financing activities	(65,000)
Net increase in cash	9,665
Cash at beginning of year	79,615
Cash at end of year	$89,280
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Cash paid for income taxes	800
Interest income	0

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Nature of Business

Plan B investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Burbank, California.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Revenue Recognition - Revenue from contracts with customers includes advisory fees and commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 – Significant Accounting Policies (continued)
Revenue Recognition (continued)

Commissions on the sale of mutual funds are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company provides advisory services to their customers. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities At December 31, 2019, all amounts were immaterial.

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2019

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2019, the Company had net capital of $83,864, which was $ 78,864 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness of $5,416 to net capital was 6.46%.

Note 4 -- Income Taxes

As discussed in the Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2019, the Company recorded the minimum franchise tax of $800.

Note 5 - Commitments and Contingencies

The Company does not have any commitments or contingencies for year ending December 31, 2019.

Note 6 – Subsequent Events

Management has reviewed the results of operations through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Computation of Net Capital	
Total ownership equity from statement of financial condition	126,501
Less: Nonallowable assets	(42,637)
Net Capital	83,864
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	361
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	78,864
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) or 120% of minimum net capital	77,864
Computation of Aggregate Indebtedness	
Total liabilities	5,416
Percentage of aggregate indebtedness to net capital	6.46%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	N/A

Note: There are no material differences between the proceeding computation and the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2019.

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Nonallowable Assets:

Accounts receivable	38,177
Property and equipment	0
Security Deposit	0
Prepaid Expenses	4460
Undeposited Funds	0
Total	**42,637**

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule II
Computation for Determination of Reserve
Requirements Pursuant To Rule 15c3-1
December 31, 2019

A computation of reserve requirement is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Plan B Investments, Inc.
Schedule III
Information Relating to Possession or Control
Requirements Pursuant To Rule 15c3-1
December 31, 2019

Information relating to possession or control requirements is not applicable to Plan B Investments, Inc as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Plan B Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Plan B Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Plan B Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Plan B Investments, Inc. stated that Plan B Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Plan B Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plan B Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 13, 2020

Plan B

INVESTMENTS, INC.

<u>Exemption Request Form</u>

December 31, 2019

Ohab and Company, P.A.
100 E. Sybelia Avenue, Suite 130
Maitland FL 32751

Re: SEA Rule 17a-5(d) (4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Plan B Investments, Inc. met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2019 through December 31, 2019.

Sincerely,

Martin P. O'Malley, Jr.
President
PLAN B INVESTMENTS, INC.

MAILING ADDRESS
PO Box 2639
Toluca Lake CA 91610-0639

OFFICE ADDRESS
4512 N Clybourn Ave Suite 100
Burbank CA 91505

STAY CONNECTED
MPO@planbii.com
www.planbii.com

PHONE
Toll-Free: (888) 511-4611
Fax Number: (866) 323-4538
Business Cell: (818) 259-4403